BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

Announcement to the Market

BRF S.A. (BM&FBovespa: BRFS3; NYSE: BRFS), following the Announcement to the Market published on May 25, 2017, hereby informs its shareholders and the market in general that its controlled entity TBQ Foods GmbH (“TBQ”) concluded the tender offer in Turkey for the acquisition of the shares held by the minority shareholders of Banvit Bandirma Vitaminli Yem Sanayii A.Ş. (“Banvit”), passing TBQ to hold 91,71% of the total issued shares of Banvit.

São Paulo, August 17, 2017

Pedro de Andrade Faria
Global Chief Executive, Financial and Investor Relations Officer